UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of Aug,2026

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date Aug,10,2026	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

August 10, 2026
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES MEASURES TO GUARANTEE FAIR TREATMENT OF ITS SHAREHOLDERS

The following are prohibited activities as defined by the Board of Directors, and contained in the Good Governance Code, directed at legal representatives, management and other officers of Grupo Cibest S.A. (“Grupo Cibest”), as well as at legal representatives, management and other officers of Fiduciaria Bancolombia S.A., the entity responsible for administering the company’s shares, aimed at ensuring the equitable treatment of all of Grupo Cibest’s shareholders, which will apply to the General Shareholders’ Meeting to be held on August 26, 2026:

•Encourage, promote or suggest that shareholders grant blank-check powers of attorney, in which the name of the representative for the shareholders' meetings is not clearly stated.
•Receive powers of attorney from shareholders where the name of the respective representative for the shareholders’ meeting is not clearly stated.
•Accept powers of attorney conferred by the shareholders as valid if all legal requirements have not been fulfilled. Powers of-attorney must be granted in writing, indicating the name of the representative, the person who can replace the representative, if applicable, and the date of the meeting. Legal entities that grant powers-of-attorney must include a recent certificate of good standing that proves their existence and representation in accordance with the law.
•Suggest or determine the names of those who will act as representatives of the shareholders at the meetings.
•Recommend that shareholders vote for a certain list. This does not restrict the Board of Directors or the CEO, in the exercise of their duties, from presenting proposals for the consideration of the shareholders’ meeting.
•Coordinate or enter into an agreement with any shareholder or with any representative of shareholders to vote in favor or against any proposal that is presented in the shareholders’ meeting.

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The activities described above will also be prohibited when they are carried out through a legal representative, agent or intermediary.
Pursuant to these measures, at the request of the Board of Directors, the management of Grupo Cibest will make available to the shareholders the following procedures to ensure a fair treatment of all the shareholders:
•To encourage the delegation of powers of attorney in compliance with legal requirements by the shareholders, Grupo Cibest will make available on its website templates of these legal documents that can be downloaded and completed by any shareholder.
•Shareholders will have full discretion to appoint their proxy holders.
•Management will not suggest or coordinate with any of the shareholders to vote in favor or against any proposal that is presented in the General Shareholders’ Meeting.
•Grupo Cibest will make a team available at the General Shareholders’ Meeting to confirm compliance of the powers of attorneys conferred by the shareholders with legal requirements and that the proxy holders are not included in the database of employees.
•Management and employees, while in the exercise of their duties, may not exercise their powers to represent shares other than their own in shareholders’ meetings, nor substitute the powers granted to them. This prohibition does not apply to legal representation. Management and employees may also not vote, even with their own shares, on the matters related to approving end of the year or liquidation balance sheets and accounts.
The Board of Directors appointed the following employees as those responsible for implementing and verifying compliance with the control procedures:

GRUPO CIBEST

Vice President of Corporate Governance and General Secretary
Legal Director of Company and Corporate Affairs

FIDUCIARIA BANCOLOMBIA

Trust Business Administration Manager
Head of Fiduciary Business Administration Section Medellín
Fiduciary Business Administration Section Analysts Medellín

These employees must check that the powers of attorney granted by the shareholders comply with the requirements of article 184 of the Code of Commerce and with the guidelines of the Board of Directors. Powers of attorney that are not in compliance with the provisions herein will not be accepted.
These measures will be published on the website of Grupo Cibest.

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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